EXHIBIT 99.1

FSD Pharma Inc.

Condensed consolidated interim financial statements

For the three months ended March 31, 2024, and 2023

[unaudited] [expressed in United States dollars, except per share amounts]

1

FSD PHARMA INC.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
[Unaudited] [expressed in United States dollars]

As at		March 31,	December 31,
		2024	2023
	Notes	$	$
ASSETS
Current assets
Cash and cash equivalents		1,330,225	2,757,040
Other receivables	3	166,568	228,764
Prepaid expenses and deposits	4	273,096	155,413
Investments	6	760,140	756,100
Finance receivables, net	5	6,661,215	7,187,988
		9,191,244	11,085,305

Non-current assets
Equipment, net		84,563	87,583
Investments	6	5,904	6,049
Right-of-use asset, net		20,541	32,838
Finance receivables, net	5	885,592	907,366
Intangible assets, net	7	5,250,810	5,355,687
		15,438,654	17,474,828

LIABILITIES
Current liabilities
Trade and other payables	8,18	3,292,115	4,195,029
Lease obligations		23,893	38,650
Warrants liability	9	8,041	31,338
Notes payable	10	599,907	300,549
		3,923,956	4,565,566

Total liabilities		3,923,956	4,565,566

SHAREHOLDERS' EQUITY
Class A share capital	11	151,622	151,622
Class B share capital	11	138,498,736	137,626,863
Warrants	11	2,447,355	2,723,356
Contributed surplus		30,559,485	30,225,741
Foreign exchange translation reserve		184,586	417,341
Accumulated deficit		(159,811,535)	(157,908,160)
Equity attributable to shareholders of the Company		12,030,249	13,236,763
Non-controlling interests	13	(515,551)	(327,501)
		11,514,698	12,909,262
		15,438,654	17,474,828

Going concern	1
Commitments and contingencies	17

On behalf of the Board:

"Signed"	"Signed"
Director - Zeeshan Saeed	Director - Eric Hoskins

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

2

FSD PHARMA INC.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF LOSS AND COMPREHENSIVE LOSS For the three months ended March 31, 2024, and 2023
[unaudited] [expressed in United States dollar, except number of shares]

		2024	2023
	Notes	$	$
Expenses
General and administrative	15	1,919,212	2,716,777
External research and development fees		160,260	2,311,596
Share-based payments	12	57,743	3,206,535
Depreciation and amortization	7	120,141	1,129,971
Impairment loss		-	480,096
Total operating expenses		2,257,356	9,844,975

Loss from operations		(2,257,356)	(9,844,975)

Interest income	16	(172,524)	(272,341)
Finance expense, net		12,414	667
Loss on settlement of debt	11	17,476	—
(Gain) loss on change in fair value of derivative liability	9	(23,297)	206,950
Loss on changes in fair value of investments	6	—	177,278
Net loss from operations		(2,091,425)	(9,957,529)

Other comprehensive loss
Items that may be subsequently reclassified to loss:
Exchange (loss) gain on translation of foreign operations		(232,755)	15,402
Comprehensive loss		(2,324,180)	(9,942,127)

Net loss attributable to:
Equity owners of the Company		(1,903,375)	(9,957,529)
Non-controlling interests	13	(188,050)	—
		(2,091,425)	(9,957,529)

Net loss per share
Basic and diluted	14	$(0.05)	$(0.26)

Weighted average number of shares outstanding – basic and diluted	14	39,652,306	38,962,415

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

3

FSD PHARMA INC.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
For the three months ended March 31, 2024, and 2023
[expressed in United States dollars, except number of shares]

	Class A shares		Class B shares		Warrants		Contributed surplus	Non-controlling interests	Foreign exchange translation reserve	Accumulated deficit	Total
	#	$	#	$	#	$	$	$	$	$	$
Balance, December 31, 2022	72	151,588	38,504,210	143,258,972	6,482,093	2,142,400	28,500,924	—	652,601	(144,164,265)	30,542,220
Share repurchase [note 11]	—	—	(1,904,700)	(7,165,356)	—	—	—	—	—	4,207,540	(2,957,816)
Share-based payments [note 12]	—	—	—		—	—	2,311,956	—	—	—	2,311,956
Share options exercised [note 11]	—	—	9,000	14,217	—	—	(5,571)	—	—	—	8,646
PSUs converted to shares [notes 11,12]	—	—	2,420,104	1,180,070	—	—	(1,180,070)	—	—	—	—
Warrants issued [note 11]	—	—	—	—	3,300,000	894,579	—		—	—	894,579
Comprehensive loss for the period	—	—	—	—	—	—	—	—	15,402	(9,957,529)	(9,942,127)
Balance, March 31, 2023	72	151,588	39,028,614	137,287,903	9,782,093	3,036,979	29,627,239	—	668,003	(149,914,254)	20,857,458

Balance, December 31, 2023	72	151,622	39,376,723	137,626,863	10,324,043	2,723,356	30,225,741	(327,501)	417,341	(157,908,160)	12,909,262
Shares issued [note 11]	—	—	413,542	296,437	—	—	—	—	—	—	296,437
Shares for debt [notes 11, 12]	—	—	639,304	575,436	—	—	—	—	—	—	575,436
Share-based payments [note 12]	—	—	—	—	—	—	57,743	—	—	—	57,743
Warrants expired [note 11]	—	—	—	—	(1,300,000)	(276,001)	276,001	—	—	—	—
Comprehensive loss for the period	—	—	—	—	—	—	—	(188,050)	(232,755)	(1,903,375)	(2,324,180)
Balance, March 31, 2024	72	151,622	40,429,569	138,498,736	9,024,043	2,447,355	30,559,485	(515,551)	184,586	(159,811,535)	11,514,698

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

4

FSD PHARMA INC.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
For the three months ended March 31, 2024, and 2023
[unaudited] [expressed in United States dollar]

	2024	2023
	$	$
Operating activities
Net loss from continuing operations	(2,091,425)	(9,957,529)
Add (deduct) items not affecting cash
Depreciation and amortization	120,141	1,129,934
Interest expense	12,414	2,373
Share-based payments	57,743	3,206,535
Change in fair value of investments	—	177,278
Change in fair value of derivative liability	(23,297)	206,950
Unrealized foreign exchange loss	489,859	—
Loss on settlement of debt	17,476	—
Impairment loss	—	480,096
Changes in non-cash working capital balances
Finance receivables	548,547	24,248
Other receivables	62,196	(50,671)
Prepaid expenses and deposits	(117,683)	(365,403)
Note receivable	—	(218,728)
Trade and other payables	(1,049,365)	610,781
Cash used in operating activities	(1,973,394)	(4,754,136)

Investing activities
Purchase of investments	(22,140)	—
Cash (used in) provided by investing activities	(22,140)	—

Financing activities
Share repurchase	—	(2,957,816)
Proceeds from issuance of shares, net	296,437	—
Proceeds from loan payable	286,944	—
Payment of lease obligation	(14,662)	(54,314)
Share options exercised	—	8,646
Cash (used in) provided by financing activities	568,719	(3,003,484)

Net decrease	(1,426,815)	(7,757,620)
Cash and cash equivalents, beginning of the period	2,757,040	16,980,472
Cash and cash equivalents, end of the period	1,330,225	9,222,852

Non-cash transactions
Shares issued for debt	575,436	—

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

5

FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three months ended March 31, 2024 and 2023

1. Nature of business

FSD Pharma Inc. (“FSD” or the “Company”) is a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions for the treatment of challenging neurodegenerative, inflammatory and metabolic disorders and alcohol misuse disorders with drug candidates in different stages of development. Through its wholly-owned subsidiary, Lucid Psycheceuticals Inc. ("Lucid"), FSD is focused on the research and development of its lead compound, Lucid-MS (formerly Lucid-21-302) ("Lucid-MS"). Lucid-MS is a patented new chemical entity shown to prevent and reverse myelin degradation, the underlying mechanism of multiple sclerosis, in preclinical models. FSD is also focused on the research and development of a treatment for alcohol misuse for application in hospitals and other medical practices. FSD maintains a portfolio of strategic investments through its wholly-owned subsidiary, FSD Strategic Investments Inc., which represent loans secured by residential property.

The Company’s registered office is located at 199 Bay Street, Suite 4000, Toronto, Ontario, M5L 1A9. The Company’s shares are listed on the Nasdaq Capital Market and on the Canadian Securities Exchange under the symbol “HUGE”.

On July 31, 2023, the Company entered into an exclusive intellectual property license agreement (the “License Agreement”) with Celly Nutrition Corp. (“Celly”). The License Agreement provides Celly access to proprietary information for the purposes of consumer product development and marketing. The License Agreement grants Celly the rights to a proprietary formulation of natural ingredients, vitamins, and minerals to help with liver and brain function for the purposes of potentially quickly relieving from the effects of alcohol consumption, such as inebriation, and restoring normal lifestyle. The License Agreement also grants Celly rights to certain trademarks. In exchange, FSD received 200,000,000 common shares in the capital of Celly following a 2:1 share-split. The Company also received an anti-dilution Warrant Certificate that entitles FSD to purchase up to 25% of the common shares deemed outstanding less the 200,000,000 common shares issued under the License Agreement and from time to time as a result of any partial exercise under the anti-dilution Warrant Certificate. FSD Pharma is also entitled to certain license fees and royalties under the License Agreement. Through the License Agreement, FSD acquired 34.66% of Celly. On July 31, 2023, the Company and Celly entered into a loan agreement for gross proceeds of C$1,000,000. The loan was funded on August 1, 2023, and accrues interest at a rate of 10% per annum. Interest is payable annually and the loan matures on July 31, 2026. In November 2023, through the Plan of Arrangement the Company distributed 45,712,529 of its 200,000,000 shares of Celly to its shareholders. The condensed consolidated interim financial statements incorporate the assets and liabilities of Celly as of March 31, 2024, and the results of operations and cash flows for the three months ended March 31, 2024 [Note 2(c)].

Going concern

The condensed consolidated interim financial statements of the Company for the three months ended March 31, 2024, and 2023, have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of operations. These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that would be necessary should the Company be unable to continue as a going concern. Such adjustments could be material.

The Company is in the preliminary stages of its planned operations and has not yet determined whether its processes and business plans are economically viable. The continued operations of the Company and the recoverability of amounts shown for intangible assets are dependent upon the ability of the Company to obtain sufficient financing to complete the research and development program of Lucid-MS. As well as fund the research and development of a treatment for alcohol misuse for application in hospitals and other medical practices.

6

FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three months ended March 31, 2024 and 2023

As at March 31, 2024, the Company had an accumulated deficit of $159,811,535 and working capital of $5,267,288, and incurred net loss of $2,091,425 for the three months ended March 31, 2024. Whether, and when, the Company can attain profitability and positive cash flows from operations is subject to material uncertainty. The application of the going concern assumption is dependent upon the Company’s ability to generate future profitable operations and obtain necessary financing to do so. The Company will need to raise additional capital to fund its planned operations and meet its obligations. While the Company has been successful in obtaining financing to date and believes it will be able to obtain sufficient funds in the future and ultimately achieve profitability and positive cash flows from operations, there can be no assurance that the Company will achieve profitability and be able to do so on terms favourable for the Company. The above events and conditions indicate there is a material uncertainty that casts significant doubt about the Company’s ability to continue as a going concern.

Subsidiaries

These condensed consolidated interim financial statements are comprised of the financial results of the Company and its subsidiaries, which are the entities over which the Company has control. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and can affect those returns through its power over the investee. The Company has the following subsidiaries:

		Ownership percentage as at	Ownership percentage as at
Entity Name	Country	March 31, 2024	December 31, 2023
		%	%
FSD Biosciences Inc.	USA	100.00	100.00
Prismic Pharmaceuticals Inc.	USA	100.00	100.00
FV Pharma Inc.	Canada	100.00	100.00
Lucid Psycheceuticals Inc.	Canada	100.00	100.00
FSD Strategic Investments Inc.	Canada	100.00	100.00
FSD Pharma Australia Pty Ltd	Australia	100.00	100.00
Celly Nutrition Corp.	Canada	25.71	26.15

Non-controlling interests (“NCI”) represent ownership interests in consolidated subsidiaries by parties that are not shareholders of the Company. They are shown as a component of total equity in the condensed consolidated interim statements of financial position, and the share of income (loss) attributable to non-controlling interests is shown as a component of net income (loss) in the condensed consolidated interim statements of loss and comprehensive loss. Changes in the parent company’s ownership that do not result in a loss of control are accounted for as equity transactions.

2. Basis of presentation

[a] Statement of compliance

These condensed consolidated interim financial statements (“financial statements’) were prepared using the same accounting policies and methods as those used in the Company’s audited consolidated financial statements for the year ended December 31, 2023. These financial statements have been prepared in compliance with IAS 34 – Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). Accordingly, certain disclosures normally included in annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) have been omitted or condensed. These financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2023.

These financial statements were approved and authorized for issuance by the Board of Directors (the “Board”) of the Company on May 14, 2024.

7

FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three months ended March 31, 2024 and 2023

[b] Functional currency and presentation currency

The financial statements of each company within the consolidated group are measured using their functional currency, which is the currency of the primary economic environment in which an entity operates. These condensed consolidated interim financial statements are presented in United States dollars ("USD"), which is the Company’s functional and presentation currency for all periods presented. The Company’s functional currency is the United States dollar and the functional currencies of its subsidiaries are as follows:

FSD Biosciences Inc.	United States Dollar
Prismic Pharmaceuticals Inc.	United States Dollar
FV Pharma Inc.	Canadian Dollar
Lucid Psycheceuticals Inc.	Canadian Dollar
FSD Strategic Investments Inc.	Canadian Dollar
FSD Pharma Australia Pty Ltd	Australian Dollar
Celly Nutrition Corp.	Canadian Dollar

[c] Use of estimates and judgments

The preparation of these financial statements in conformity with IFRS requires management to make estimates, judgements and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, consistent with those disclosed in the audited consolidated financial statements for the year ended December 31, 2023 and described in these financial statements. Actual results could differ from these estimates.

Estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Disclosure of interests in other entities

To assess the investment in Celly, judgment was required to determine if the Company has significant influence or control of Celly. The Company considered the relevant guidance in IFRS 10 – Consolidated Financial Statements, IAS 24 – Related Party Disclosures and IAS – 28 Investments in Associates and Joint Ventures.

Judgment is applied in determining when the Company controls an investment even if the Company holds less than a majority of the investee’s voting rights (the existence of de facto control). The Company concluded it has control of Celly even though the Company only held 25.71% of the voting rights as of March 31, 2024 (December 31, 2023 – 26.15%). The Company concluded it has control of Celly as the Company, together with persons or entities considered to be de facto agents of the Company, held a combined 57.49% (December 31, 2023 - 52.05%) of the voting rights of Celly. In addition, key management personnel of the Company hold three of the four board of director positions of Celly. The assessment of control is performed on a continuous basis. The Company determined that it obtained control of Celly on July 31, 2023, and control was maintained from July 31, 2023, through March 31, 2024. Celly is significantly dependent on the Company as a result of the License Agreement and the loan. The NCI component of Celly is included as a separate component in equity (Note 13).

8

FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three months ended March 31, 2024 and 2023

New standards, amendments and interpretations not yet adopted by the Company

IFRS 16 – Leases (“IFRS 16”)

In September 2022, the IASB issued amendments to IFRS 16, Leases, which add to requirements explaining how a company accounts for a sale and leaseback after the date of the transaction.

The amendments are effective for annual reporting periods beginning on or after January 1, 2024. Earlier application is permitted. The amendment did not have a material impact on the financial statements.

All other IFRSs and amendments issued but not yet effective have been assessed by the Company and are not expected to have a material impact on the financial statements.

3. Other receivables

The Company’s other receivables are comprised of the following:

	March 31, 2024	December 31, 2023
	$	$
Sales tax recoverable	138,090	209,550
Interest receivable	24,775	15,511
Other receivables	3,703	3,703
	166,568	228,764

4. Prepaid expenses and deposits

The Company’s prepaid expenses and deposits include the following:

	March 31, 2024	December 31, 2023
	$	$
Research and development	100,569	30,705
Insurance	61,781	60,999
Other prepaids and deposits	110,746	63,709
	273,096	155,413

5. Finance receivables

Finance receivables consist of secured loan receivables measured at amortized cost, net of allowance for expected credit losses.

Finance receivables as at March 31, 2024 are as follows:

$
Balance – January 1, 2024	8,095,354
Add: Interest income	141,834
Less: Interest payments	(142,413)
Less: Principal payments	(355,872)
Effects of foreign exchange	(192,096)
Balance – March 31, 2024	7,546,807
Current	6,661,215
Non-current	885,592
Balance – March 31, 2024	7,546,807

9

FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three months ended March 31, 2024 and 2023

Allowances for expected credit losses as at March 31, 2024, were $nil (December 31, 2023 - $nil). Finance receivables earn fees at fixed rates and have an average term to maturity of two years from the date of issuance. The loans are secured by residential property with a first or second collateral mortgage on the secured property, except for the loan issued to a related party (Note 18). Loans are issued up to 55% of the initial appraised value of the secured property at the time of issuance.

Finance receivables include the following as at March 31, 2024:

March 31, 2024
$
Minimum payments receivable	7,810,923
Unearned income	(264,116)
Net investment	7,546,807
Allowance for credit losses	—
Finance receivables, net	7,546,807

As at March 31, 2024, all loans were classified as level 1 within the fair value hierarchy – quoted market price and there were no changes between levels during the period.

6. Investments

The following tables outline changes in investments during the periods:

Entity	Instrument	Note	Balance at December 31, 2023	Additions	Effects of foreign exchange	Balance at March 31, 2024
			$	$	$	$
Solarvest BioEnergy Inc.	Shares	(i)	—	—	—	—
Solarvest BioEnergy Inc.	Convertible debenture	(i)	—	—	—	—
A2ZCryptoCap Inc.	Shares	(ii)	6,049	—	(145)	5,904
Royal Bank of Canada	GIC	(iii)	756,100	—	(18,100)	738,000
Royal Bank of Canada	GIC	(iv)	—	22,140	—	22,140
			762,149	22,140	(18,245)	766,044

					Current	760,140
					Non-Current	5,904
						766,044

(i) Solarvest BioEnergy Inc. (“Solarvest”)

The Company holds 3,000,000 common shares of Solarvest and a convertible debenture with a principal amount of C$2,400,000 maturing on May 31, 2024. The convertible debenture can be converted into common shares of Solarvest at a price of $1.00 per share.

As at March 31, 2024, the fair value of the shares was determined to be $nil (December 31, 2023 - $nil) given the halt in trading of Solarvest’s shares as a result of the entity failing to maintain a transfer agent and due to the significant financial and operational challenges being faced by the entity. Similarly, the fair value of the convertible debenture was determined to be $nil as at March 31, 2024. The shares have been classified as level 1 within the fair value hierarchy – quoted market price, and the convertible debenture has been classified as level 2 – valuation technique with observable market inputs.

10

FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three months ended March 31, 2024 and 2023

(ii) A2ZCryptoCap Inc. (“A2Z”)

On June 23, 2022, the Company acquired 80,000 shares of A2Z for C$0.10 per share. As at March 31, 2024, the fair value of the shares was determined based on the quoted market price of the shares of C$0.10 per share (December 31, 2023 – C$0.10). The shares have been classified as level 1 within the fair value hierarchy – quoted market price.

(iii) On August 9, 2023, the Company purchased a Guaranteed Investment Certificate (“GIC”) in the amount of $744,500 from Royal Bank of Canada (“RBC”) with a maturity date of August 9, 2024. The GIC pays variable interest based on RBC’s Prime Interest Rate minus 2.00%. The GIC has been classified as level 2 – valuation technique with observable market inputs.

iv) On February 14, 2024, the Company purchased a GIC in the amount of $22,140 from RBC with a maturity date of February 14, 2025. The GIC pays variable interest of 4.75% per annum. The GIC has been classified as level 2 – valuation technique with observable market inputs.

7. Intangible assets

Intangible assets as at March 31, 2024 are as follows:

Lucid
Cost	$
As at December 31, 2023	6,314,571
Additions	—
As at March 31, 2024	6,314,571

Accumulated amortization
As at December 31, 2023	958,884
Amortization	104,877
As at March 31, 2024	1,063,761

Net book value
As at December 31, 2023	5,355,687
As at March 31, 2024	5,250,810

The Company’s intangible asset for Lucid represents the license agreement with the University Health Network giving the Company world-wide exclusive rights to the Lucid-MS compound and related patents.

8. Trade and other payables

Trade and other payables consist of the following:

	March 31, 2024	December 31, 2023
	$	$
Trade payables	2,624,993	3,240,658
Accrued liabilities (i)	667,122	954,371
	3,292,115	4,195,029

11

FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three months ended March 31, 2024 and 2023

(i) Accrued liabilities consist of the following:

	March 31, 2024	December 31, 2023
	$	$
Operational expenses	185,216	71,953
Professional and other fees	72,713	473,225
Accrued interest	409,193	409,193
	667,122	954,371

9. Warrants Liability

In August 2020, the Company issued 2,762,430 Class B shares and 1,381,215 warrants to purchase Class B shares for total cash proceeds of $9,999,997. Each warrant is exercisable to purchase one Class B share of the Company at an exercise price of $4.26 per share and expire five years from the date of issuance. The fair value of these warrants is classified as Level 2 in the fair value hierarchy.

On initial recognition the Company determined that these warrants did not meet the IFRS definition of equity due to the exercise price being denominated in United States dollar, which was not the functional currency of the Company at the time resulting in variability in exercise price. The change in functional currency on October 1, 2020, was determined to be a change in circumstance and, as such, the Company has made an accounting policy choice to continue to recognize the warrants as a financial liability classified at fair value through profit or loss.

The fair value of the warrants liability as at March 31, 2024, was $8,041 (December 31, 2023 – $31,338) resulting in a gain on change in fair value of $23,297 for the three months ended March 31, 2024 (2023 – loss of $206,950). The fair value was determined using the Black-Scholes option pricing model and the following assumptions as at:

	March 31, 2024	December 31, 2023
Share price	$0.72	$0.92
Exercise price	$4.26	$4.26
Expected dividend yield	-	-
Risk free interest rate	4.20%	3.91%
Expected life	1.35	1.60
Expected volatility	67%	66%

10. Notes payable

As at March 31, 2024, the Company has total notes payable balance of $599,907 (December 31, 2023 - $300,549). During the period ended March 31, 2024, the Company issued a note payable of $286,944 to RH Capital Finance CO LLC, based in Sydney, Australia, with an interest rate of 16.0% per annum and maturing in June 2024. During the three months ended March 31, 2024, the Company accrued interest of $12,414. This loan allows the Company to access liquidity with respect to the Australian tax rebate scheme structure. The remaining note payable balance of $300,549 was assumed on acquisition of Prismic and is due on demand.

12

FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three months ended March 31, 2024 and 2023

11. Share capital

[a] Authorized

The Company is authorized to issue an unlimited number of Class A multiple voting shares ("Class A shares") and an unlimited number of Class B subordinate voting shares ("Class B shares"), all without par value. All shares are ranked equally with regard to the Company's residual assets.

The holders of Class A shares are entitled to 276,660 votes per Class A share held. Class A shares are held by the Chief Executive Officer (“CEO”), President, Executive Co-Chairman of the Board and the Director and Executive Co-Chairman of the Board. The holders of Class B shares are entitled to one (1) vote per share held.

[b] Issued and outstanding

Reconciliation of the Company’s share capital is as follows:

	Class A shares		Class B shares		Warrants
	#	$	#	$	#	$
Balance, December 31, 2022	72	151,588	38,504,210	143,258,972	6,482,093	2,142,400
Share repurchase [a]	—	—	(1,904,700)	(7,165,356)	—	—
Warrants issued [b]	—	—	—	—	3,300,000	894,579
PSU converted to shares [c]	—	—	2,420,104	1,180,070	—	—
Share options exercised [d]	—	—	9,000	14,217	—	—
Balance, March 31, 2023	72	151,588	39,028,614	137,287,903	9,782,093	3,036,979

Balance, December 31, 2023	72	151,622	39,376,723	137,626,863	10,324,043	2,723,356
Shares issued [e]	—	—	413,542	296,437	—	—
Shares for debt [f]	—	—	639,304	575,436	—	—
Warrants expired [g]	—	—	—	—	(1,300,000)	(276,001)
Balance, March 31, 2024	72	151,622	40,429,569	138,498,736	9,024,043	2,447,355

Activity during the three months ended March 31, 2023:

[a]	During the three months ended March 31, 2023, the Company repurchased and canceled 1,904,700 Class B shares at prevailing market prices as part of its share repurchase program.

[b]

During the three months ended March 31, 2023, the Company issued 3,300,000 warrants for consulting services with a fair value of $894,579. The Company determined the fair value of the services received could not be measured reliably and determined the fair value using the Black-Scholes model.

[c]

During the three months ended March 31, 2023, the Company converted 2,420,104 PSUs to Class B shares following the completion of the vesting condition on January 6, 2023, the filing of the MS Phase 1 IND.

[d]	During the three months ended March 31, 2023, 9,000 share options were exercised with an exercise price of C$1.30 in exchange for 9,000 Class B Common shares.

Activity during the three months ended March 31, 2024:

[e]

During the three months ended March 31, 2024, the Company entered into an at-the-market offering agreement (the “ATM Agreement”) to sell Class B shares, having an aggregate offering price up to $11,154,232. During the three months ended March 31, 2024, the Company issued 413,542 common shares for gross proceeds of $308,433. A cash commission of $9,253, based on 3.0% of the aggregate gross proceeds, plus other trading expenses of $2,743, resulted in total share issuance costs of $11,996. The net proceeds from this raise were $296,437.

13

FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three months ended March 31, 2024 and 2023

[f]

During the three months ended March 31, 2024, the Company settled an aggregate of $524,324 (C$637,750) of amounts owing to an arm’s length creditor through the issuance of 600,000 Class B shares at a price of $0.903 per Class B share for total value of $541,800. Included in this amount is 55,000 Class B shares issued pursuant to the conversion of RSUs, which vested immediately upon grant (Note 12). Each RSU entitled the holder to acquire one Class B share of the Company upon vesting. The Company incurred a loss on settlement of debt of $17,476 as the share price on the date of issuance was higher than the price stated in the agreement.

The Company also issued 39,304 Class B shares at a deemed price of $0.86 per Class B share to settle an aggregate amount of $33,636 owing to an arm’s length creditor.

[g]	During the three months ended March 31, 2024, 1,300,000 warrants expired unexercised.

The changes in the number of warrants outstanding during the three months ended March 31, 2024, and 2023:

	Number of warrants	Weighted average exercise price
	#	C$
Outstanding as at December 31, 2022	6,482,093	5.48
Issued	3,300,000	5.14
Outstanding as at March 31, 2023	9,782,093	5.36

Outstanding as at December 31, 2023	10,324,043	5.05
Expired	(1,300,000)	3.63
Outstanding as at March 31, 2024	9,024,043	5.83

Measurement of fair values

There were no warrants granted during the three months ended March 31, 2024.

The fair value of the warrants issued during the three months ended March 31, 2024 and 2023, were estimated at the date of grant using the Black-Scholes option pricing model with the following inputs:

	2024	2023
Grant date share price	—	C$1.92 - C$2.29
Exercise price	—	C$2.03 - C$10.82
Expected dividend yield	—	—
Risk free interest rate	—	3.42% - 4.26%
Expected life	—	1 - 2 years
Expected volatility	—	64% - 67%

14

FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three months ended March 31, 2024 and 2023

The following table is a summary of the Company’s warrants outstanding as at March 31, 2024:

	Exercise price	Number outstanding
Expiry Date	C$	#
May 24, 2024 (i)	2.03	50,000
February 27, 2025 (i)	2.37	400,000
February 27, 2025 (i)	5.42	400,000
February 27, 2025 (i)	10.84	200,000
May 15, 2025	1.50	37,500
May 15, 2025	3.00	37,500
May 23, 2025	1.50	50,000
March 24, 2025 (i)	2.37	400,000
March 24, 2025 (i)	5.42	400,000
March 24, 2025 (i)	10.84	200,000
May 4, 2025	26.73	3,730
May 10, 2025	26.73	1,865
May 17, 2025	26.73	3,730
May 31, 2025	26.73	1,865
June 8, 2025	9.65	1,500,000
August 6, 2025 (i)	7.67	1,381,215
October 20, 2025 (i)	4.49	3,454,543
January 16, 2026	26.73	1,722
January 20, 2026	26.73	373
May 15, 2028	1.50	500,000
	5.83	9,024,043

(i)	Warrants were issued in US$

12. Share-based compensation

The Company has established a share option plan (the “Option Plan”) for directors, officers, employees and consultants of the Company. The Company’s Board determines, among other things, the eligibility of individuals to participate in the Option Plan, the term and vesting periods, and the exercise price of options granted to individuals under the Option Plan.

Each share option converts into one common share of the Company on exercise. No amounts are paid or payable by the individual on receipt of the option. The options carry neither rights to dividends nor voting rights. Options may be exercised at any time from the date of vesting to the date of their expiry.

15

FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three months ended March 31, 2024 and 2023

[i] Share-based payment arrangements

During the three months ended March 31, 2024, the Company granted 800,000 (2023 – 2,488,000) share options to consultants of the Company.

The changes in the number of share options outstanding during the three months ended March 31, 2024, and 2023, were as follows:

	Number of options	Weighted average exercise price
	#	C$
Outstanding as at December 31, 2023	2,460,615	1.56
Granted	800,000	1.50
Expired	(5,000)	3.75
Outstanding as at March 31, 2024	3,255,615	1.54
Exercisable as at March 31, 2024	2,603,613	1.55

	Number of options	Weighted average exercise price
	#	C$
Outstanding as at December 31, 2022	418,529	3.71
Granted	2,488,000	1.52
Exercised	(9,000)	1.30
Outstanding as at March 31, 2023	2,897,529	1.84
Exercisable as at March 31, 2023	2,679,521	1.79

Measurement of fair values

The fair value of share options granted during the three months ended March 31, 2024, and 2023, were estimated at the date of grant using the Black-Scholes option pricing model with the following inputs:

	2024	2023
Grant date share price	C$1.11-C$1.20	C$1.28 - $C2.30
Exercise price	C$1.50	C$1.30 - $C2.45
Expected dividend yield	—	—
Risk free interest rate	3.98% - 4.20%	2.88% - 3.99%
Expected life	2 years	3 - 5 years
Expected volatility	66%	95% - 110%

Expected volatility was estimated by using the annualized historical volatility of the Company. The expected option life represents the period of time that options granted are expected to be outstanding. The risk-free interest rate is based on Canadian government bonds with a remaining term equal to the expected life of the options.

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FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three months ended March 31, 2024 and 2023

The following table is a summary of the Company’s share options outstanding as at March 31, 2024:

Options outstanding			Options exercisable
Exercise price	Number outstanding	Weighted average remaining contractual life [years]	Exercise price	Number exercisable
C$	#	#	C$	#
1.30	2,000,000	3.82	1.30	2,000,000
1.50	800,000	1.82	1.50	169,000
1.70	67,980	1.62	1.70	67,980
2.25	50,002	0.17	2.25	50,000
2.38	15,000	1.91	2.38	15,000
2.41	15,000	1.98	2.41	15,000
2.45	294,000	1.90	2.45	274,000
2.91	5,150	1.75	2.91	5,150
3.86	5,000	2.61	3.86	4,000
50.25	3,483	0.03	50.25	3,483
1.54	3,255,615	3.03	1.55	2,603,613

[ii] Performance Share Units (“PSUs”) and Restrictive Share Units (“RSUs”)

In May 2022, the Company established a performance share unit plan (“PSU Plan”) and a restrictive unit plan (“RSU Plan”), for directors, offers, employees and consultants of the Company. The Company’s Board determines the eligibility of individuals to participate in the PSU Plan and RSU Plan to align their interests with those of the Company’s shareholders.

No amounts are paid or payable by the individual on receipt of the PSUs and RSUs. Each PSU and RSU converts into one common share of the Company at $nil exercise price. The Company’s PSU Plan and RSU Plan provides that the number of common shares reserved for issuance may not exceed 10% of the aggregate number of common shares that are outstanding unless the Board has increased such limit by a Board resolution.

PSUs

There were no PSUs issued during the three months ended March 31, 2024. As at March 31, 2024, there were no PSUs outstanding (December 31, 2023 – nil).

During the three months ended March 31, 2023, the Company converted 2,420,104 PSUs to Class B shares. The PSUs were fully vested as of January 6, 2023, upon the filing of the MS Phase 1 IND. During the three months ended March 31, 2023, the Company granted 400,000 PSUs to independent directors who are no longer with the Company.

RSUs

On February 23, 2024, the Company granted 55,000 RSUs pursuant to the shares for debt transaction (Note 11). The RSUs vested immediately upon grant and 55,000 Class B shares were issued with a total fair value of $49,665, which was determined based on the share price of the Company on the date of the grant.

17

FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three months ended March 31, 2024 and 2023

The change in the number of RSUs during the three months ended March 31, 2024, is as follows:

Number of RSUs
#
Outstanding as at December 31, 2023	—
Granted	55,000
Converted to common shares	(55,000)
Outstanding as at March 31, 2024	—

The Company recognized share-based compensation for the three months ended March 31, 2024, and 2023 as follows:

	For the three months ended March 31,
	2024	2023
	$	$
Share options	57,743	1,853,703
PSUs	—	458,253
Warrants issued for services	—	894,579
	57,743	3,206,535

13. Non-controlling interests

Through the License Agreement, FSD acquired 34.66% of Celly on July 31, 2023. As of March 31, 2024, the Company has a 25.71% (December 31, 2023 – 26.15%) ownership interest in Celly through common shares held in Celly. The non-controlling interest represents the common shares of Celly not attributable to the Company.

Reconciliation of non-controlling interest is as follows:

Balance, December 31, 2023	(327,501)
Net loss for the period	(188,050)
Balance, March 31, 2024	(515,551)

14. Loss per share

Net loss per common share represents net loss attributable to common shareholders divided by the weighted average number of common shares outstanding during the period.

For all the periods presented, diluted loss per share equals basic loss per share due to the anti-dilutive effect of warrants, share options, PSUs and RSUs. The outstanding number and type of securities that could potentially dilute basic net loss per share in the future but would have decreased the loss per share (anti-dilutive) for three months ended March 31, 2024, and 2023, are as follows:

	March 31, 2024	March 31, 2023
	#	#
Warrants	9,024,043	9,782,093
Share Options	3,255,615	2,897,529
PSUs	—	400,000
	12,279,658	13,079,622

18

FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three months ended March 31, 2024 and 2023

15. General and administrative

Components of general and administrative expenses for the three months ended March 31, 2024, and 2023 were as follows:

	For the three months ended March 31, 2024
	2024	2023
	$	$
Professional fees	858,423	594,286
Investor relations	272,162	247,392
Salaries, wages and benefits	379,452	630,027
Consulting fees	218,961	556,804
General office, travel, and administration expenditures	186,071	622,316
Foreign exchange loss	4,143	65,952
	1,919,212	2,716,777

16. Segment information

Reportable segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker, with appropriate aggregation. The chief operating decision maker is the CEO who is responsible for allocating resources, assessing the performance of the reportable segment and making key strategic decisions. The Company operates in two segments: Biopharmaceutical and Strategic Investments.

The Company’s Biopharmaceutical segment is focused on furthering the research and development of the Company’s drug candidates and the development of a treatment for alcohol misuse for application in hospitals and other medical practices. The Biopharmaceutical segment primarily earns interest income on excess cash on hand invested in short-term guaranteed investment certificates.

The Company’s Strategic Investments segment is focused on generating returns and cash flow through the issuance of loans secured by residential property, with FSD Strategic Investments having a first or second collateral mortgage on the secured property.

The following tables summarize the Company's total current and non-current assets and current and non-current liabilities as of March 31, 2024, and December 31, 2023, on a segmented basis:

	As at March 31, 2024
	Biopharmaceutical	Strategic Investments	Total
	$	$	$
Current assets	2,530,029	6,661,215	9,191,244
Non-current assets	5,361,818	885,592	6,247,410
Current liabilities	3,923,956	—	3,923,956
Non-current liabilities	—	—	—

	As at December 31, 2023
	Biopharmaceutical	Strategic Investments	Total
	$	$	$
Current assets	3,897,317	7,187,988	11,085,305
Non-current assets	5,482,157	907,366	6,389,523
Current liabilities	4,565,566		4,565,566
Non-current liabilities	—	—	-

19

FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three months ended March 31, 2024 and 2023

The following tables summarize the Company's interest income, total operating expenses, and net loss for the three months ended March 31, 2024 and 2023 on a segmented basis:

	For the three months ended March 31, 2024
	Biopharmaceutical	Strategic Investments	Consolidated
	$	$	$
Interest income	(19,157)	(153,367)	(172,524)
Total operating expenses	2,257,161	195	2,257,356
Net (loss) income	(2,244,597)	153,172	(2,091,425)

	For the three months ended March 31, 2023
	Biopharmaceutical	Strategic Investments	Consolidated
	$	$	$
Interest income	(136,516)	(135,825)	(272,341)
Total operating expenses	9,844,900	75	9,844,975
Net (loss) income	(9,821,779)	(135,750)	(9,957,529)

17. Commitments and contingencies

Commitments

Lucid-MS Agreement

The Company has entered into a license agreement that governs the Lucid-MS compound. Under the terms of the agreement, the Company shall pay a yearly license maintenance fee of C$100,000 until the first commercial sale of a product is made.

Under the agreement the Company is committed to minimum milestone payments of $nil and maximum milestone payments of C$12,500,000 if all product development and regulatory milestones are met. Furthermore, the Company is also responsible to pay revenue milestone payments and royalties if revenue milestones from commercial sales are achieved. Milestones can be extended by mutual agreement. No payments have been made to date related to these milestones.

Contingencies

Legal Matters

From time to time, the Company is named as a party to claims or involved in proceedings, including legal, regulatory and tax related, in the ordinary course of its business. While the outcome of these matters may not be estimable at the reporting date, the Company makes provisions, where possible, for the estimated outcome of such claims or proceedings. Should a loss result from the resolution of any claims or proceedings that differs from these estimates, the difference will be accounted for as a charge to the condensed consolidated interim statements of loss and comprehensive loss in that period.

GBB Drink Lab, Inc.

GBB Drink Lab, Inc. (“GBB”) has filed a complaint with the United States District Court of Southern District of Florida, Fort Lauderdale Division against FSD Biosciences, Inc. and FSD Pharma, Inc. claiming a material breach of a mutual non-disclosure agreement and misappropriation of trade secrets, which GBB claims has and continues to cause irreparable harm, valued, as of August 30, 2022 (prior to the misappropriation and material breach) at $53,047,000. On June 23, 2023, the Company filed a motion to dismiss the complaint. On July 3, 2023, GBB responded in opposition to the Company’s motion to dismiss the complaint. On August 24, 2023, the parties filed a proposed joint scheduling report with the U.S. District Court, which set forth various deadlines that would govern this action. Under the proposed joint schedule, which still needs to be approved by the U.S. District Court, the case would be trial-ready by November 30, 2024.

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FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three months ended March 31, 2024 and 2023

The ultimate outcome of the matter cannot be determined at this time.

Raza Bokhari

On July 15, 2021, the Company’s former CEO, Raza Bokhari, filed a notice of arbitration seeking relief and support for breach of contract and severance and damages in the amount of $30,200,000, for aggravated and punitive damages in the amount of $500,000 and legal fees and disbursements associated with the arbitration.

Raza Bokhari was placed on administrative leave from his role as the Company’s Chief Executive Officer following the Company’s annual general and special meeting of shareholders on May 14, 2021, pending the outcome of an investigation of various concerns by a Special Committee comprised of independent directors using independent legal counsel. Upon the recommendation of the Special Committee, Raza Bokhari’s employment was terminated for cause by the Company’s board on July 27, 2021.

The Company disputed the allegations and counterclaimed against Raza Bokhari for losses sustained as a result of his alleged breaches of his duties to the Corporation. The arbitration hearing concluded in August 2022 and the arbitrator issued his decision in November 2022. Raza Bokhari’s claim for USD $30.2 million was dismissed in its entirety along with his claim that he had been wrongfully dismissed. The arbitrator ordered that Raza Bokhari repay certain monies to FSD Pharma, while also holding him responsible for FSD Pharma’s costs of the arbitration.

On December 9, 2022, Raza Bokhari filed an application in the Ontario Superior Court seeking to set aside the arbitral award of the court on the grounds that he was not treated equally and fairly and the arbitrator’s written award provided inadequate reasons for his decision.

On December 20, 2022, the Company’s legal counsel wrote to the Commercial List of the Ontario Superior Court of Justice seeking to transfer the application from the Civil List to the Commercial List. The request was granted on January 12, 2023.

On April 28, 2023, the court ordered the case to be heard at the Commercial List on September 27, 2023.

On September 27 and 28, 2023, the application to set aside the award and cost of ground of unfairness was dismissed. As Raza Bokhari lost the set aside application, the court ordered Raza Bokhari to pay the Company C$165,000 to cover the Company’s legal expenses.

On October 13, 2023, Raza Bokhari filed a “Notice of Motion for Leave to Appeal” with the Court of Appeal for Ontario.

On December 15, 2023, the Company submitted a responding party’s factum to the Court of Appeal for Ontario.

On February 6, 2024, the Ontario Superior Court of Justice affirmed judgment and awarded an additional C$5,000 in costs considering Raza Bokhari’s failed motion for leave to appeal. As of the date hereof, the litigation is ongoing.

21

FSD PHARMA INC.

Notes to the condensed consolidated interim financial statements

[unaudited] [expressed in United States dollars]

For the three months ended March 31, 2024 and 2023

18. Related party transactions

Key management personnel are those persons having the authority and responsibility for planning, directing and controlling activities of the entity, directly or indirectly.

Transactions with key management and directors comprised of the following:

a)	Director’s compensation for the three months ended March 31, 2024, was $66,515 (2023 – $49,932).
b)

During the three months ended March 31, 2024, the Company granted Nil (2023 – 400,000) PSUs to independent members of the Board. As at March 31, 2023, the PSUs had fully vested upon the filing of the MS Phase 1 IND on January 6, 2023 and were settled with the issuance of Class B shares.

c)

During the three months ended March 31, 2024, the Company granted the previous interim CEO, the current CEO, the Chief Operating Officer (“COO”) and the CEO of Lucid, Nil (2023 – 500,000) share options each with an exercise price of C$1.30 and an expiry date of January 25, 2028. All options were fully vested on grant. Each share option can be exercised to acquire one Class B share.

d)

As of March 31, 2024, the Company has outstanding, a secured loan agreement with the CEO, President, and Executive Co-Chairman of the Board in the amount of C$1,200,000, with monthly payments of C$6,000 based on an annual interest rate of 6%. The loan matures on April 26, 2025, and is part of FSD Strategic Investments’ portfolio of loans. The loan is secured by a second charge mortgage on underlying residential property.

Key management personnel compensation during the three months ended March 31, 2024 and 2023 is comprised of:

	2024	2023
	$	$
Salaries, benefits, bonuses, and consulting fees	324,241	317,831
Share-based payments	—	1,963,983
	324,241	2,281,814

As at March 31, 2024, the Company owed an executive officer $Nil (December 31, 2023 - $140,012), for legal fees incurred by the Company and paid by the executive officer on behalf of the Company. The amount owed is recorded within trade and other payables.

As at March 31, 2024, the Company has $10,159 owing to related parties included in accounts payable and accrued liabilities.

19. Capital Management

The Company’s capital management objectives are to maintain financial flexibility to complete the research and development of a proprietary formulation of natural ingredients, vitamins, and minerals to help with liver and brain function for the purposes of quickly relieving individuals from the effects of alcohol consumption.

The Company defines capital as the aggregate of its capital stock and borrowings.

As at March 31, 2024, the Company’s share capital was $138,650,358 (December 31, 2023 – $137,778,485). The Company does not have any long-term debt. Outstanding notes payable were assumed on acquisition of Prismic and are due on demand.

The Company manages its capital structure in accordance with changes in economic conditions. To maintain or adjust its capital structure, the Company may elect to issue or repay financial liabilities, issue shares, repurchase shares or undertake any other activities as deemed appropriate under specific circumstances. The Company is not subject to any externally imposed capital requirements.

22